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Tipsy Cupcakes

Bakery

3423 W Cary St.
Richmond, VA 23221
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Tipsy Cupcakes previously received $14,300 of investment through Mainvest.
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Data Room
Updates 12
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Tipsy Cupcakes is seeking investment to renovate our location.
THE TEAM
Shavondi Cousins
Co-Owner

Shavondi attended Virginia Commonwealth University and ITT Technical Institute and has a degree in Computer Networking. Shavondi moved on to work in Corporate American for over 14 years where she developed great skills working with people. However, food has always been her passion and after growing up in poverty with a family full of cooks and learning about food over the years she realized it was the right direction. After her son was born, she decided to create a legacy for him to have a better life. So alongside her sister, they developed a plan where they combined their skills and food knowledge to create an idea that was new and creative to the Richmond area. But they didn't just want a typical cupcake shop, they wanted one that would demonstrate who the are and speak to the black community as well. Tipsy Cupcakes RVA was born!

Charmesha Cousins
Co-Owner
Charmesha is an alumni from the University of Virginia with a Bachelors Degree in Sociology and African American studies. After college, Charmesha acquired a job in Corporate America but never felt that she was fulfilling her purpose. Charmesha created Tipsy Cupcakes RVA with her sister, Shavondi after locking themselves in a car for three hours to come up with an idea that would make them entrepeneurs. After 3 hours, Tipsy Cupcakes was born. Alongside her sister, Charmesha has been able to create brand awareness, a strong customer following and the newest accomplishment, moving to the Carytown area to become a full time entrepreneur.
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Business Model

Tipsy Cupcakes RVA specializes in alcoholic and virgin cupcakes in the Richmond area. Our business is unique because we combine what people love most: a social drink and something sweet. Alcoholic cupcakes is a fairly new concept to the Virginia area and adds to our source of appeal for customers around the nation that visit the Carytown area. Tipsy Cupcakes RVA is not your average cupcake shop! We host a variety of events throughout the month and feature a cafe style environment for customers to enjoy our Tipsy Cupcake experience. Customer service is an integral part of our business. We make sure that every customer feels appreciated, valued and a part of the Tipsy Cupcake family.

Tipsy Cupcakes also sells merchandise. Due to the pandemic, we have stopped hosting events but with the new renovation, we hope to start back hosting events in the near future.

All ingredients are as fresh as possible. Partnerships with the Alcoholic Beverage Control and Schneider Laboratories ensure a consistent and safe product.

We price our cupcakes competitively, balancing the value of our unique experience with similar bakeries in the area.

Industry Spotlight:

The Coffee and Snackshop industry accounts for $50.7 billion in revenue

Since 2014, the industry has seen a 4.6% growth, and is projected to continue positive growth into the 2020's

Location Spotlight:

Carytown has an impressive 92 walk score and 76 bike score.

There are about 65 restaurants, bars and coffee shops in Carytown.

People in Carytown can walk to an average of 19 restaurants, bars and coffee shops in 5 minutes.

Richmond has a population of over 1.2 million people, and is growing at a faster rate than the state as a whole.

Marketing Strategy

We create plenty of merchandise to create organic brand awareness, including: business cards, packaging labels, mugs, flasks, shot glasses, and a strong social media presence. Our brand focuses on the unique aspect of our cupcakes: the tipsiness!

We also participate in social media groups, create promotions, vend at events, and host our own events.

The Market

Our market is the Carytown and surrounding areas. Since most of our cupcakes have alcohol in them, we target adults 21 years of age or older. For our virgin cupcakes, we target anyone who loves a great cupcake!

Our Competitors

We are currently the only place to find alcohol infused cupcakes in Virginia!!

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PRESS
Spirits & Sprinkles

The sisters behind Tipsy Cupcakes are gearing up for Valentine's Day.

Richmond nonprofit gives out $100,000 to help small businesses stay afloat

The Metropolitan Business League is working to help provide grants to small businesses that were negatively impacted by the pandemic.

How businesses, area nonprofits plan to 'Power It Up' during pandemic

Businesses have faced multiple challenges during the pandemic and with the recent surge in COVID-19 cases, some owners are concerned they may again face hardships like they did at the start of the crisis.

Boozy cupcake shop 'Tipsy Cupcakes' opens in Carytown

Tipsy Cupcakes, a cupcake shop specializing in alcohol-infused cupcakes, opened its new storefront at 3423 W Cary Street in Richmond.

Tipsy Cupcakes

Carytown getting in on the boozy cupcake trend - Richmond BizSense

Two sisters are bringing another booze-infused bake shop to the city – with chocolate Hennessy and Patron margarita cupcakes on the menu.

Sisters open booze-infused cupcake shop in Carytown

Sisters Shay and Mesha Cousins took an extended lunch break from their jobs at a local bank three years ago and locked themselves in a car.

This Black-Owned Cupcake Shop in Carytown Serves Cupcakes With A Boozy Twist - RVA Mag

Tipsy Cupcakes RVA's alcohol-infused treats bring tastiness with a kick. Three and a half years ago, sisters Shay and Mesha [...]

24-The Woman Behind the Tipsy Cupcakes You Love! by The Ground Up Podcast

Interview with Mesha and Shay Cousins, sisters and owners of Tipsy Cupcake. They share how it all started in their car on a lunch break. Fed up with their corporate jobs they decided it was time to pursue entrepreneurship. It was then Richmonds first alcohol infused cupcakes were born. Listen, Learn & Be Inspired Instagram: @tipsycupcakesrva Website:https://tipsycupcakesrva.com/

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Updates
APRIL 28TH, 2022
We are still here!

We are still feeling the effects of the pandemic but business is starting to pick up! We recently renovated our shop and it's now back open to the public!

JANUARY 23RD, 2022
We are still making it!

We've been hit hard by the pandemic and the raising prices of supplies but we are still open and making the best of it. The inside of the shop is still closed to the public and we are still operating through our pick up window.

MAY 3RD, 2021
Business is getting better!

Thankfully we have been able to stay open during the pandemic and business is starting to pick up!

Investor Exclusive
JANUARY 29TH, 2021
COVID Update

Hey everyone,

We've really been struggling during this pandemic because the inside of our restaurant is closed to the public. It has stopped us from doing events and our income has been hit tremendously. We were able to create a pick up window that allows us to still serve our customers in the safest way possible and we've implemented online ordering as well! We are doing our best to stay positive and make it through the pandemic. Hope everyone is staying safe!

OCTOBER 8TH, 2020
Our Q3 revenue has been updated!

Thank you!

MARCH 4TH, 2020
Investor Sale!

As our investment campaign comes to a close tonight (at 11:59 so you still have plenty of time to invest!), we want to show our appreciation to everyone who invested in our business, our dream, our passion! To say thank you, we are having a sale exclusively for our investors!! When you come in today, show us your Mainvest email confirming you invested and we'll give you 20% off your entire purchase as our way of saying thank you! We look forward to meeting you today! You still have time to increase your investment before the campaign closes as well!

FEBRUARY 27TH, 2020
We've reached our first milestone!

Thank you to everyone who has invested thus far! We appreciate the support and look forward to the next milestone!

FEBRUARY 4TH, 2020
We've extended our investment offering to March 4th.

Invest in us in as little as $100 and help us grow Tipsy cupcakes.

JANUARY 17TH, 2020
PERKS AVAILABLE FOR EARLY INVESTORS!

-When you invest a minimum of $5,000 you receive a customized cupcake (alcohol of your choice) named after you!

-Receive a free paint night for 4 to come in and try your customized cupcake

-When you invest a minimum of $10,000 you receive a customized cupcake (alcohol of your choice) named after you!

-Free paint night for 6-10, to try your customized cupcake with appetizers of your choice

-50% off all purchases for 3 months

JANUARY 16TH, 2020
Just a reminder!

If you invest $5,000 or more, you get a cupcake named after you!

JANUARY 11TH, 2020
Investment social

If you're in the Richmond area, come see us on the 16th for our investment social! You'll get to meet the owners and get the Tipsy Cupcake experience! The social is January 16th from 6-7 at our shop!

DECEMBER 30TH, 2019
We are now serving vegan cupcakes!

Tomorrow we will be debuting our new Vegan Rum Raisin cupcake! It's the first in our new line of vegan cupcakes!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $250,000 $500,000 $650,000 $728,000 $815,360
Cost of Goods Sold $22,902 $45,804 $59,546 $66,961 $74,694
Gross Profit $227,098 $454,196 $590,454 $661,039 $740,666

EXPENSES

Recurring Expenses $176,119 $305,007 $423,202 $424,082 $469,745
Operating Profit $50,979 $149,189 $167,252 $236,957 $270,921
This information is provided by Tipsy Cupcakes. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $10,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends July 8th, 2022

Summary of Terms

Legal Business Name Tipsy Cupcakes RVA LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 0.7%-3.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date March 31st, 2028

Financial Condition

Forecasted milestones

Tipsy Cupcakes forecasts the following milestones:

Secured lease in Richmond, Virginia.

Hire for front of house positions by Summer 2022

Achieve 250,000 revenue per year by 2022

Achieve $50,979 profit per year by 2022

Other outstanding debt or equity

As of May 2022 Tipsy Cupcakes has debt of 64,338 outstanding. This debt is sourced primarily from Neiman Marcus, Time Payment, and Mainvest Revenue Share Note. In addition to the Tipsy Cupcakes's outstanding debt and the debt raised on Mainvest, Tipsy Cupcakes may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Tipsy Cupcakes to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Tipsy Cupcakes operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Tipsy Cupcakes competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Tipsy Cupcakes's core business or the inability to compete successfully against the with other competitors could negatively affect Tipsy Cupcakes's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tipsy Cupcakes's management or vote on and/or influence any managerial decisions regarding Tipsy Cupcakes. Furthermore, if the founders or other key personnel of Tipsy Cupcakes were to leave Tipsy Cupcakes or become unable to work, Tipsy Cupcakes (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Tipsy Cupcakes and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Tipsy Cupcakes is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Tipsy Cupcakes might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Tipsy Cupcakes is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Tipsy Cupcakes

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Tipsy Cupcakes's financial performance or ability to continue to operate. In the event Tipsy Cupcakes ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Tipsy Cupcakes nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Tipsy Cupcakes will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Tipsy Cupcakes is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tipsy Cupcakes will carry some insurance, Tipsy Cupcakes may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Tipsy Cupcakes could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Tipsy Cupcakes's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tipsy Cupcakes's management will coincide: you both want Tipsy Cupcakes to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Tipsy Cupcakes to act conservative to make sure they are best equipped to repay the Note obligations, while Tipsy Cupcakes might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Tipsy Cupcakes needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Tipsy Cupcakes or management), which is responsible for monitoring Tipsy Cupcakes's compliance with the law. Tipsy Cupcakes will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Tipsy Cupcakes is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tipsy Cupcakes fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tipsy Cupcakes, and the revenue of Tipsy Cupcakes can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Tipsy Cupcakes to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Tipsy Cupcakes. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Drew E. Richmond, VA 7 months ago

Hi! Checking in on Q3, I noticed that 2021 Q2 revenue and repayment has not been posted. Can you all provide an update? Thanks!

Reply
Drew E. Richmond, VA about 1 year ago

Hi, are you guys issuing tax forms/1099 to investors? Thanks!

Reply
Janine B. Manorville, NY over 1 year ago

Good morning Have quarterly reports been posted?

Reply
Viola B. Riverdale, GA almost 2 years ago

Hey ladies, I'm just checking to see what's going on with our quarterly earnings updates

Reply
Drew E. Richmond, VA almost 2 years ago

Hey, guys! I was checking in on quarterly updates and noticed there was never an earnings report posted for Q1 this year. Can you guys get that posted? Up or down, we're all excited to see how you guys are doing, and obviously Covid-19 hasn't helped anything... Hope you guys are doing well! Thanks, Drew.

Reply
Shelia D. Richmond, VA about 2 years ago

I invested because I absolutely love them!

Reply
Andrea R. Fortson, GA about 2 years ago

We believe in ownership within the black community thank for your inspiration

Reply
Tony H D. Three Way, TN about 2 years ago

Just trying to hit a home run!

Reply
Victoria W. Springfield, VA about 2 years ago

I invested because I am a small woman owned minority business and we need to support each other.

Ashley W. Glen Allen, VA about 2 years ago

I invested because I've been rocking with them since they were in the flea market in Williamsburg road! I believe in them! If they could start that small and move to Carytown that quick I believe in a few years they are going to blow our minds! Let's get these black owned businesses popping and make them successful for a lifetime !

Diony H. Sandston, VA about 2 years ago

Investing in women minority owned business is key for our overall financial success.

Sharonda P. Henrico, VA about 2 years ago

I invested because I want to see a small business grow and develop.

Charmesha C. Henrico, VA about 2 years ago Tipsy Cupcakes Entrepreneur

Thank you so much!

Shellia O. Richmond, VA about 2 years ago

I invested because, I am a small business owner who's just getting started. I wish them nothing but much success on the opening of their second location. They are a great inspiration for me to get to where they are soon.

Charmesha C. Henrico, VA about 2 years ago Tipsy Cupcakes Entrepreneur

Awww thank you! We truly appreciate the support!

Tarkiyah E. Richmond, VA about 2 years ago

I invested because I want to see black businesses thrive. It also helps that the cupcakes are amazing!

Charmesha C. Henrico, VA about 2 years ago Tipsy Cupcakes Entrepreneur

Thank you! We appreciate your support!

Drew E. Richmond, VA about 2 years ago

Investing in this company because I have confidence in your expansion, and I support local business! Fellow RVA resident cheering you on!

Charmesha C. Henrico, VA about 2 years ago Tipsy Cupcakes Entrepreneur

Thank you! We appreciate the support!

Teshawna T. Richmond, VA about 2 years ago

Great to see fellow Alumni of Richmond Community HS making things happen in the City of Richmond.

Shavondi C. Richmond, VA about 2 years ago

Thank you so much! RCHS was truly inspiring to us all. We greatly appreciate all your support!

Shelley G. Richmond, VA about 2 years ago

I invested because these young women, like me, are alum of Richmond Community High School (Go, Pharoahs!) and I want to show my support for other black female entrepreneurs.

Shavondi C. Richmond, VA about 2 years ago

Thank you so much! RCHS was just the beginning of our greatness! We truly appreciate your kind words and support!

Viola B. Riverdale, GA about 2 years ago

I invested because I want to help female entrepreneurs

Shavondi C. Richmond, VA about 2 years ago

Thank you so much, we truly appreciate your support!

Cristal M. about 2 years ago

Hi Ladies! I am very interested in investing. I'm curious to know more about the types of events you host at your location and those that you attend. Could you share a little more on that? More specifically, have you done pop-ups? Or bridal expos? Do you have Marketing campaigns targeting bachelorettes? I ask because I feel like these could be a hit amongst that audience.

Charmesha C. Henrico, VA about 2 years ago Tipsy Cupcakes Entrepreneur

Hi Cristal! Thanks for reaching out. We host several monthly events such as paint n sips, karaoke, bingos and game nights. We have not participated in any bridal expos or events specifically for bachelorettes but it something we have discussed for the future.

sade p. Richmond, VA about 2 years ago

I invested because I believe in the growth potential of this brand!

Charmesha C. Henrico, VA about 2 years ago Tipsy Cupcakes Entrepreneur

Thank you!

NaKenia M. Richmond, VA about 2 years ago

I invested because we need build up our community and I will stand behind any woman /minority owned businesses because if we dont stand up for each other then who will

Charmesha C. Henrico, VA about 2 years ago Tipsy Cupcakes Entrepreneur

We truly appreciate the support! Thank you!

Antonio T. North Chesterfield, VA about 2 years ago

I invested because I think this is a great idea, And has a potential to be big, especially in this area where it's not many businesses if any thats doing Alcohol infused Cupcakes. Love the Idea

Charmesha C. Henrico, VA about 2 years ago Tipsy Cupcakes Entrepreneur

Thank you! We appreciate the support!

ARAMASUBRAMANIANRDLLC N. Broadlands, VA over 2 years ago

All the best from one Business to another

Charmesha C. Henrico, VA over 2 years ago Tipsy Cupcakes Entrepreneur

Thank you!

Alyce K. Brooklyn, NY over 2 years ago

I invested because I love cupcakes. I believe in helping small business grow.

Charmesha C. Henrico, VA over 2 years ago Tipsy Cupcakes Entrepreneur

Thank you! We appreciate the support!

Freddy S. Bronx, NY over 2 years ago

Can I continue to invest after the first investment

Shavondi C. Richmond, VA over 2 years ago

Hello Freddy, yes you can invest again after you first investment. You just have to do them separately by logging back into you Mainvest account each time you want to invest. Let me know if you have any other question, we greatly appreciate your support!

Fred B. Alexandria, VA over 2 years ago

I invested because I believe in your business and I want to see you succeed.

Shavondi C. Richmond, VA over 2 years ago

Thank you so much for believing in us. We appreciate your investment and your support!

Shelia D. Richmond, VA over 2 years ago

I invested because the people are very nice and the product is excellent! You're always treated with respect when you come in and they never forget you!

Shavondi C. Richmond, VA over 2 years ago

Thank you do much for all your support! We love to see you come in and we greatly appreciate your investment.

Tara G. Midlothian, VA over 2 years ago

Richmond native & small business owner myself!

Tara G. Midlothian, VA over 2 years ago

I see your business all over & everyone is talking. I know you will be successful & i'm so happy to be able to support another woman owned small business like myself!

Arienne D. Lithonia, GA over 2 years ago

I invested because I am a fellow female business owner. I love the concept.

Johnelyn H. Midlothian, VA over 2 years ago

I invested because I believe in this company.

Shavondi C. Richmond, VA over 2 years ago

Thank you so much for coming out to support us tonight. We really appreciate your investment and all your support!

sade p. Richmond, VA over 2 years ago

I invested because I believe in this brand! Great vision, business forecast & taste!

Shavondi C. Richmond, VA over 2 years ago

Thank you so much for investing and believing in us! We greatly appreciate your support!

Angela S. Midlothian, VA over 2 years ago

Hi Ladies, When you first started out we were vending together in a small space on Broad Street. That's where I first tasted your cupcakes and fell in love with them! Therefore I invested! I've been watching you all and know you will go far!!! Besides I have the perfect name for my cupcake!!! Good Luck

Charmesha C. Henrico, VA over 2 years ago Tipsy Cupcakes Entrepreneur

Thank you so much for your investment! We truly appreciate the support!

Trina W. over 2 years ago

I'd love for this business to make a Jamaican black rum cupcake. It is one of my favorites and no one makes it in RVA.

Shavondi C. Richmond, VA over 2 years ago

Hello

Shavondi C. Richmond, VA over 2 years ago

Hello Trina, well we definitely take customized orders thee time. So if there is any type of alcohol you would like that is not on our menu, just give us a call at least a couple business days before and we will accommodate your order.

Christopher H. Indianapolis, IN over 2 years ago

How do you go about determining the age of customers? Do you card them by what they order,and also how do you keep the separation of the Virgin from the ones with alcohol?

Charmesha C. Henrico, VA over 2 years ago Tipsy Cupcakes Entrepreneur

Hello! We ask for each customer's ID when purchasing our alcoholic cupcakes. Our virgin cupcakes are stored separately and are designed differently from our alcoholic cupcakes so there is no confusion. The virgin cupcakes are also placed in a separate part of the display case away from the alcoholic flavors. Thanks for your question and happy holidays!

Charmesha C. Henrico, VA over 2 years ago Tipsy Cupcakes Entrepreneur

Hello! We ask for all of our customer's identification to verify they are at least 21 years of age. Our virgin cupcakes are stored and displayed separately from the alcoholic flavors and they are designed differently. Thanks for your question and happy holidays!

Shane R. Alexandria, VA over 2 years ago

I invested because I've always loved the concept of boozy desserts.

Charmesha C. Henrico, VA over 2 years ago Tipsy Cupcakes Entrepreneur

Thank you for your support!! Happy holidays!

Avrom H. Sharon, MA over 2 years ago

Good luck! Love the concept. Very unique. Place looks amazing!

Charmesha C. Henrico, VA over 2 years ago Tipsy Cupcakes Entrepreneur

Thank you so much, we really appreciate your support!

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